

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

February 19, 2016

<u>Via E-mail</u>
Wenbin Chen
Chief Executive Officer
Yintech Investment Holdings Limited
12th Floor, Block B, Zhenhua Enterprise Plaza
No. 3261 Dongfang Road, Pudong District
Shanghai, 200125
People's Republic of China

> **Re: Yintech Investment Holdings Limited**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted January 26, 2016**
> **CIK No. 0001661125**

Dear Mr. Chen:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your response to comment 3 that your client software and trading platform are in Mandarin Chinese only and payments through your system must be made in Renminbi, a non-exportable currency. Please tell us whether persons located in the United States are blocked from accessing your client software and trading platform.

2. You refer to an opinion of your PRC counsel on page 27 regarding the "remote" possibility that you may be subject to particular fines or penalties. On page 24 you refer to advice from PRC counsel regarding the "relatively remote" possibility of SAFE

restrictions and penalties. Please file a written consent of your PRC counsel as contemplated by Rule 436 or tell us why you believe a consent is not required.

Our Strategy, page 89

3. We note your response to prior comment 14. Revised disclosure on page 89 indicates that you may expand your product offerings to include exotic trading products such as collectible stamps, banknotes and coins. Please advise us what, if any, consideration you have given toward how such products may be structured. For example, it is unclear if the company may offer long and short contracts on the value of these items.

Trading Related Risks, page 101

4. We note your response to comment 30. Please revise to clarify whether the net asset value of the fund as of November 30 and September 30, 2015 meets the aggregate minimum deposits the Group needs to place with the Exchanges as of such dates. Also, clarify whether the financial information provided for the fund has been derived from audited financial statements and the basis of reporting.

5. We note your disclosure that if net asset value of the fund falls below 70% of the total minimum deposit requirements of the two exchanges, the fund has a contractual obligation to restore its net asset value to 100% of the total minimum deposit requirements by requesting its investors to inject additional capital in cash. Please tell us the consideration given to discuss the terms under which the fund may request such additional capital in cash, and the ability of its investors to meet such requirements.

Description of Share Capital, page 131

6. We note your revised disclosure on page 137 in response to comment 4 which removes the unanimous written resolution of shareholders as a method of removing directors, allowing for only an ordinary resolution of shareholders instead. We also note your disclosure on page 132 that ordinary resolutions may also be passed by a unanimous written resolution, and your disclosure on page 137 that shareholders may approve corporate matters by way of unanimous written resolution. Last, we note your disclosure on page 132, indicating that as a Cayman Island exempted company, you are not obligated to call shareholders' annual general meetings and that your post-IPO memorandum and articles of association provide that you may (but are not obligated to) hold a general meeting as your annual meeting. We also understand that you will hold an annual shareholders' meeting each fiscal year, as required by NYSE/NASDAQ rules, however, to the extent such rules fail to mandate a meeting or cease to apply to the company, it appears that unanimous written resolution may be the only way for shareholders to remove directors. Please revise to address the referenced disclosure or advise.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Daniel L. Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Li He, Esq. (*via E-mail*)
        Davis Polk & Wardwell LLP